UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35167 / April 9, 2024

In the Matter of

JAMES ALPHA FUNDS TRUST d/b/a EASTERLY FUNDS TRUST
515 Madison Avenue
New York, New York 10022

EASTERLY INVESTMENT PARTNERS LLC
138 Conant Street
Beverly, Massachusetts 01915

(812-15531)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND CERTAIN
DISCLOSURE REQUIREMENTS

James Alpha Funds Trust d/b/a Easterly Funds Trust and Easterly Investment Partners LLC filed
an application on December 8, 2023, and an amendment to the application on February 9, 2024,
requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act")
exempting applicants from section 15(a) of the Act, as well as from certain disclosure
requirements. The order permits applicants to enter into and materially amend subadvisory
agreements without shareholder approval and also grants relief from certain disclosure
requirements.

On March 12, 2024, a notice of the filing of the application was issued (Investment Company
Act Release No. 35153). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by James Alpha Funds Trust d/b/a Easterly Funds Trust and Easterly Investment Partners LLC (File No. 812-15531) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.